Exhibit 3.88

ARTICLES OF ORGANIZATION

OF

DUBLIN COMMUNITY HOSPITAL, LLC

To the Secretary of State

of the State of Georgia

1. The name of the limited liability company (the “Company”) is:

DUBLIN COMMUNITY HOSPITAL, LLC

2. These Articles of Organization shall be effective at 12:0 a.m., January 1, 2002.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on December 21, 2001.

By:
Name:	R. Milton Johnson
Title:	Vice President